SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FIRST QUARTER OF 2016 RESULTS

Derived from interim financial information reviewed by independent auditors, stated in millions of U.S. dollars,

prepared in accordance with International Financial Reporting Standards - IFRS issued by the International

Accounting Standards Board - IASB.

Rio de Janeiro – May 12, 2016

Main financial highlights (1Q-2016 x 1Q-2015):

•  Net loss attributable to the shareholders of Petrobras of US$  318 million, as a result of:

▪ Higher interest expenses, inflation indexation charges and foreign exchange losses, totaling US$ 2,450 million in the 1Q-2016;

▪ A 7% decrease in crude oil and natural gas production (in Brazil and abroad);

▪ A 8% decrease in domestic oil product sales;

▪ Higher depreciation expenses; and

▪ Higher idleness expenses with equipments, mainly related to drilling rigs.

•  Adjusted EBITDA of US$ 5,394 million in the 1Q-2016 (US$ 7,516 million in the 1Q-2015). Adjusted EBITDA Margin was 30% in the 1Q-2016.

•  Positive free cash flow of US$ 610 million in the 1Q-2016 (negative free cash flow of US$ 436 million in the 1Q-2015), due to higher diesel and gasoline domestic margins, decreased production taxes and import costs, as well as lower capital expenditures and investments.

•  The total indebtedness remained relatively flat as of March 31, 2016 (US$ 126,447 million) when compared to December 31, 2015 (US$ 126,216 million). Excluding foreign exchange translation effects, the total indebtedness decreased by 9% when expressed in Brazilian Reais.

•  Net debt was US$ 103,821 million as of March 31, 2016, a 3% increase when compared to December 31, 2015.

•  The ratio between net debt and the Last Twelve Months (LTM) Adjusted EBITDA in U.S. dollars increased from 4.41 as of December 31, 2015 to 5.03 as of March 31, 2016. Excluding foreign translation effects, this ratio decreased from 5.31 to 5.03 in the same period, when expressed in Brazilian Reais. The leverage decreased from 60% to 58%.

Main operating highlights (1Q-2016 x 1Q-2015):

•  Total crude oil and natural gas production decreased 7%, reaching 2,616 thousand barrels of oil equivalent per day (boed).

•  Oil product output in Brazil remained relatively flat, totaling 1,958 thousand barrels per day (bpd) and domestic sales volumes reached 2,056 thousand bpd.

•  A 14% increase in crude oil and oil product exports (56 thousand bpd) and a 37% decrease of average Brent price (to US$ 33.89/bbl).

•  A 21% decrease in lifting costs excluding production taxes in Brazil (to US$ 10.49/bbl).

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million

Jan-Mar
2016	2015	2016 x 2015 (%)	Results and investments	4Q-2015	1Q16 X 4Q15 (%)

17,989	25,967	(31)	Sales revenues	22,147	(19)
5,373	7,827	(31)	Gross profit	6,987	(23)
2,084	4,541	(54)	Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	(10,451)	120
(2,223)	(1,963)	(13)	Net finance income (expense)	(1,283)	(73)
(318)	1,862	(117)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(9,421)	97
(0.02)	0.14	(114)	Basic and diluted earnings (losses) per share [1]	(0.72)	97
5,394	7,516	(28)	Adjusted EBITDA – U.S.$ million [2]	4,440	21

30	30	−	Gross margin (%) [3]	32	(2)
12	17	(5)	Operating margin (%) [3]	(47)	59
(2)	7	(9)	Net margin (%) [3]	(43)	41

3,987	6,233	(36)	Total capital expenditures and investments	5,419	(26)
3,522	5,185	(32)	. Exploration & Production	4,510	(22)
243	673	(64)	. Refining, Transportation and Marketing	556	(56)
75	229	(67)	. Gas & Power	161	(53)
25	66	(62)	. Distribution	74	(66)
69	2	3,350	. Biofuel	24	188
53	78	(32)	. Corporate	94	(44)

US$ million

Jan-Mar
2016	2015	2016 x 2015 (%)	Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	4Q-2015	1Q16 X 4Q15 (%)

2,940	3,239	(9)	. Refining, Transportation and Marketing	881	234
(196)	1,801	(111)	. Exploration & Production	(9,235)	98
281	563	(50)	. Gas & Power	(510)	155
(12)	319	(104)	. Distribution	(569)	98
(36)	(15)	(140)	. Biofuel	(63)	43
(1,021)	(1,374)	26	. Corporate	(1,568)	35
Jan-Mar
2016	2015	2016 x 2015 (%)	Financial and economic indicators	4Q-2015	1Q16 X 4Q15 (%)

59.52	77.80	(23)	Domestic basic oil products price (U.S.$/bbl)	62.30	(4)
33.89	53.97	(37)	Brent crude (U.S.$/bbl)	43.69	(22)
			Domestic Sales price
28.88	43.40	(33)	. Crude oil (U.S.$/bbl) [4]	33.50	(14)
30.22	40.76	(26)	. Natural gas (U.S.$/bbl)	32.47	(7)
3.90	2.87	36	Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.84	2
3.56	3.21	11	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.90	(9)
(8.9)	20.8	(30)	Variation of the period-end commercial selling rate for U.S. dollar (%)	(1.7)	(7)
14.15	12.19	2	Selic interest rate - average (%)	14.15	−
2,067	2,249	(8)	Total crude oil and NGL production (Mbbl/d)	2,214	(7)
549	554	(1)	Total natural gas production (Mbbl/d)	563	(2)
2,616	2,803	(7)	Total crude oil and natural gas production (Mbbl/d)	2,777	(6)
3,439	3,708	(7)	Total sales volume (Mbbl/d)	3,872	(11)
			International Selling prices

41.59	58.40	(29)	. Crude oil (U.S.$/bbl)	49.28	(16)
23.27	22.40	4	. Natural gas (U.S.$/bbl)	19.80	18

1 Net income (loss) per share calculated based on the weighted average number of shares.

2 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of earnings in equity-accounted investments; impairment and write-offs of overpayments incorrectly capitalized. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. See Consolidated Adjusted EBITDA by Business Segment and a reconciliation of Adjusted EBITDA to net income on page 18.

3 Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes, excluding write-offs of overpayments incorrectly capitalized divided by sales revenues; Net margin equals consolidated net income (loss) attributable to the shareholders of Petrobras divided by sales revenues.

4 Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS – 1Q-2016 compared to 1Q-2015*:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did in the 1Q-2016 (a 36% depreciation), revenues and expenses decrease when translated into U.S. dollars. The depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 31% to US$ 5,373 million in the 1Q-2016 when compared to the 1Q-2015, mainly due to foreign exchange translation effect (depreciation of the Brazilian Real against the U.S. dollar). Excluding this effect, gross profit decreased by 6% when expressed in Brazilian Reais, following lower sales revenues, mainly as a result of an 8% reduction of domestic demand for oil products, partially offset by higher diesel and gasoline margins and by a 14% increase of crude oil and oil product exports. The decrease in sales revenues was also a result of lower crude oil and oil product export prices, natural gas sales volumes decrease, lower electricity generation – due to lower thermoelectric demand – and electricity prices decrease.

Lower import costs, production taxes decrease and higher share of domestic crude oil on feedstock processed (despite the 8% decrease of Brazilian crude oil and NGL production) also occurred in the 1Q-2016. However, there was an increase in depreciation expenses as a result of reserves estimation decrease (mainly due to lower crude oil prices), partially offset by lower carry amounts of assets impacted by the impairment charges recognized in 2015.

Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes

Income before finance income (expense), share of earnings in equity-accounted investments and income taxes was US$ 2,084 million in the 1Q-2016, a 54% decrease when compared to the 1Q-2015, resulting from lower gross profit, higher idleness expenses related to drilling rigs, impairment charges of Bijupirá and Salema fields. In addition, the 1Q-2015 was favorably impacted by the reversal of allowance for impairment of trade receivables from companies in the isolated electricity system.

Net finance expense

Net finance expense was US$ 2,223 million in the 1Q-2016, US$ 260 million higher when compared to the 1Q-2015, resulting from the higher reclassification of foreign exchange losses to the net income, due to the hedge accounting policy, and the increase in interest expenses, due to higher debt and to the depreciation of the Brazilian Real against the U.S. dollar.

Net income (loss) attributable to the shareholders of Petrobras

Loss attributable to the shareholders of Petrobras of US$ 318 million in the 1Q-2016, mainly due to higher interest expenses and losses with foreign exchange charges, lower crude oil and natural gas production, decreased domestic oil product sales, higher depreciation expenses and increased equipment idleness.

Adjusted EBITDA and Free cash flow

Adjusted EBITDA of US$ 5,394 million in the 1Q-2016, a 28% decrease compared to US$ 7,516 million in the 1Q-2015. The Adjusted EBITDA Margin reached 30% in the 1Q-2016. Positive free cash flow of US$ 610 million in the 1Q-2016, positive for the fourth consecutive quarter, due to higher diesel and gasoline domestic margins, decreased production taxes in Brazil and import costs, as well as lower capital expenditures and investments. This result represents an important effort to deleverage the Company.

* See Appendix for additional information about results of operations of 1Q-2016 compared to 1Q-2015.

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline. The new management model does not provide for the discontinuance of the Company's business, but involves unification activities.

Considering the adjustments to the new management model, the structure of segment information may be re-evaluated, if it deems it necessary, to provide managers with enough information to business performance assessment, as well as for decision-making about allocation of resources and/or investments.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Mar
	2016	2015	2016 x 2015 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	(154)	1,191	(113)

The loss attributable to the E&P business segment was US$ 154 million in the 1Q-2016 compared to a net income of US$ 1,191 million in the 1Q-2015. This loss was due to lower international crude oil prices (37%) and lower crude oil and NGL production volumes (8%) in Brazil and abroad, higher depreciation expenses and increased drilling rigs idleness. These effects were  partially offset by lower production taxes in Brazil.

	Jan-Mar
Domestic production (Mbbl/d) (*)	2016	2015	2016 x 2015 (%)

Crude oil and NGLs [5]	1,980	2,149	(8)
Natural gas [6]	455	467	(3)
Total	2,435	2,616	(7)

Crude oil and NGL production decreased by 8% due to maintenance stoppages in P-35 (Marlim), FPSO Cidade de Vitória (Golfinho), FPSO Capixaba (Cachalote/Baleia Franca) and P-53 (Marlim Leste). These effects were partially offset by the start-up/ramp-up of new systems, mainly FPSO Itaguaí (Iracema Norte), P-58 (Parque das Baleias) and FPSO Mangaratiba (Iracema Sul).

Natural gas production decreased 3% due to scheduled stoppages aforementioned.

(*) Not reviewed by independent auditor.

5 NGL – Natural Gas Liquids.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Mar
Production abroad (Mbbl/d) (*)	2016	2015	2016 x 2015 (%)

Consolidated production abroad
Crude oil and NGLs	62	69	(10)
Natural gas	94	87	8
Total	156	156	−
Non-consolidated production abroad	25	31	(19)
Total production abroad	181	187	(3)

Consolidated crude oil and NGL production abroad decreased by 10%, mainly due to the disposal of Austral Basin fields and to the field returned to the La Pampa province in 2015, both in Argentina. Non-consolidated production of crude oil and NGL abroad decreased by 19% mainly due to the schedule stoppage in Akpo field in Nigeria.

Natural gas production increased 8% due to the production start-up of the Hadrian South field in the United States.

	Jan-Mar
Lifting Cost [7] - Brazil (*)	2016	2015	2016 x 2015 (%)

U.S.$/barrel:
Excluding production taxes	10.49	13.27	(21)
Including production taxes	13.43	20.05	(33)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes decreased due to lower well intervention expenses in Campos Basin and higher share of pre-salt production with lower unit cost.

Lifting Cost - Including production taxes

Lifting cost including production taxes decreased as a result of lower production taxes (royalties and special participation charges) attributable to decreased crude oil price.

	Jan-Mar
Lifting Cost - abroad (U.S.$/barrel) (*)	2016	2015	2016 x 2015 (%)
	5.62	8.86	(37)

Lifting cost abroad was 37% lower, as a result of the disposal of Austral Basin fields in Argentina, which had higher operating costs, and to the production start-up of the Hadrian South field in the United States, following its lower average lifting costs.

 7 Crude oil and natural gas lifting cost.

(*) Not reviewed by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

 REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Mar
	2016	2015	2016 x 2015 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	2,041	2,160	(6)

Net income of US$ 2,041 million in the 1Q-2016 decreased when compared to net income of US$ 2,160 million in the 1Q-2015, mainly due to foreign translation effects (36% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, net income of the RTM business segment increased by 29%, mainly due to a decrease in crude oil purchase/transfer costs, following the lower crude oil international prices, to lower share of crude oil imports on feedstock processing, to lower share of oil product imports in our sales mix and also to higher diesel and gasoline margins.

The decreased oil product domestic demand, as a result of lower economic activity in Brazil, partially offset this increase.

	Jan-Mar
Refining Operations - Brazil (Mbbl/d) (*)	2016	2015	2016 x 2015 (%)

Output of oil products	1,958	1,964	−
Reference feedstock [8]	2,176	2,176	−
Refining plants utilization factor (%) [9]	84	86	(2)
Feedstock processed (excluding NGL) - Brazil [10]	1,836	1,879	(2)
Feedstock processed - Brazil [11]	1,870	1,922	(3)
Domestic crude oil as % of total feedstock processed	89	86	3

Despite the market downturn, the output of oil products remained relatively flat, decreasing the share of imports in the sales mix. This effect was due to the increased share of diesel on total production, mainly due to operational improvement in RNEST.

	Jan-Mar
Refining Operations - abroad (Mbbl/d) (*)	2016	2015	2016 x 2015 (%)

Total feedstock processed	140	127	10
Output of oil products	144	155	(7)
Reference feedstock	230	230	−
Refining plants utilization factor (%)	57	54	3

Total feedstock processed increased 10% due to the production return of Pasadena Refinery, after scheduled stoppage in March 2015, partially offset by the interruption of feedstock processing at the Okinawa Refinery in Japan, in April 2015.

(*) Not reviewed by independent auditor.

8 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

9 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by the reference feedstock.

10 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

11 Feedstock processed - Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Mar
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2016	2015	2016 x 2015 (%)

Crude oil imports	199	277	(28)
Oil product imports	287	345	(17)
Imports of crude oil and oil products	486	622	(22)
Crude oil exports [12]	307	281	9
Oil product exports	146	116	26
Exports of crude oil and oil products	453	397	14
Exports (imports) net of crude oil and oil products	(33)	(225)	85

Crude oil imports were lower due to the decreased feedstock processed and to higher share of domestic crude oil in the mix.

Lower imports and higher exports due to lower domestic oil product demand.

	Jan-Mar
Refining Cost - Brazil (*)	2016	2015	2016 x 2015 (%)

Refining cost (U.S.$/barrel)	2.27	2.84	(20)

Refining cost in US$/barrel decreased by 20% in the 1Q-2016 when compared to the 1Q-2015. Excluding foreign exchange variation effects, refining cost in R$/barrel, increased by 7%, mainly reflecting higher employee compensation costs attributable to the 2015/2016 Collective Bargaining Agreement, along with a decrease in feedstock processed, which increases the unit cost.

	Jan-Mar
Refining Cost - abroad (U.S.$/barrel) (*)	2016	2015	2016 x 2015 (%)
	4.01	3.90	3

Refining cost abroad was 3% higher, mainly due to increased maintenance and operational expenses in Pasadena Refinery, partially offset by the depreciation of Argentine currency that impacted Baía Blanca Refinery.

(*) Not reviewed by independent auditor.

12 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Mar
	2016	2015	2016 x 2015 (%)
Net Income (Loss) Attributable to the Shareholders of Petrobras	195	379	(49)

Net income was US$ 195 million in the 1Q-2016, a 49% decrease when compared to net income of US$ 379 million in the 1Q-2015, due to the 36% depreciation of the Brazilian Real against the U.S dollar and to the fact that the 1Q-2015 was positively impacted by the reversal of allowance of impairment of trade receivables from companies in the isolated electricity sector (US$ 452 million). This effect was partially offset by decreased acquisition costs of imported gas (NGL and Bolivian gas) and higher natural gas sales margin, due to higher average realization price in the 1Q-2016, and also by losses from tax contingencies related to deferred VAT tax on natural gas purchase (US$ 180 million) in the 1Q-2015.

	Jan-Mar
Physical and Financial Indicators (*)	2016	2015	2016 x 2015 (%)
Electricity sales (Free contracting market - ACL) [13] - average MW	863	911	(5)
Electricity sales (Regulated contracting market - ACR) [14] - average MW	3,172	3,263	(3)
Generation of electricity - average MW	2,832	5,110	(45)
Imports of LNG (Mbbl/d)	74	113	(35)
Imports of natural gas (Mbbl/d)	194	208	(7)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh [15]	18	135	(87)

Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 5% lower, attributable to the termination of agreements.

Electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) were 3% lower due to the termination of Electricity Auction (205 average MW).

The 45% decrease of electricity generation and the 87% decrease of the electricity prices in the spot market were due to improved hydrological conditions, mainly in the Southeast region.

LNG imports decreased by 35% and natural gas imports from Bolivia were 7% lower, reflecting a decrease of thermoelectric demand.

(*) Not reviewed by independent auditor.

13 ACL – Ambiente de Contratação Livre (Free contracting market).

14 ACR - Ambiente de Contratação Regulada (Regulated contracting market).

15 Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

DISTRIBUTION

	U.S.$ million
	Jan-Mar
	2016	2015	2016 x 2015 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	(6)	214	(103)

The loss attributable to the Distribution business segment in the 1Q-2016 was due to lower domestic sales volumes, following the lower economic activity, to increased losses with trade receivables from companies in the isolated electricity sector and with tax contingencies, partially offset by the positive result abroad.

	Jan-Mar
Market Share - Brazil (*) [16]	2016	2015	2016 x 2015 (%)
	32.6%	36.4%	(4)

Market share decreased mainly due to a 59% decrease of diesel and fuel oil sales to the thermoelectric sector and also to the lower share of the fuel oil market, in which BR Distribuidora is the major player. In addition, the lower market share is partially a result of a shift in our sales policy to prioritize higher margins instead of sales volumes.

BIOFUEL

	U.S.$ million
	Jan-Mar
	2016	2015	2016 x 2015 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	(13)	(16)	19

The loss attributable to the Biofuel business segment in the 1Q-2016 was mainly due to losses related to ethanol investees and also to higher raw material and methanol costs, following the depreciation of the Brazilian Real against the U.S. dollar.

(*) Not reviewed by independent auditors. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

16 Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Mar
	2016	2015	2016 x 2015 (%)

Diesel	798	907	(12)
Gasoline	564	573	(2)
Fuel oil	80	119	(33)
Naphtha	111	124	(10)
LPG [17]	218	223	(2)
Jet fuel [18]	107	113	(5)
Others	178	171	4
Total oil products	2,056	2,230	(8)
Ethanol, nitrogen fertilizers, renewables and other products	111	115	(3)
Natural gas	360	448	(20)
Total domestic market	2,527	2,793	(10)
Exports	455	397	15
International sales	457	518	(12)
Total international market	912	915	−
Total	3,439	3,708	(7)

Our domestic sales volumes decreased by 10%, primarily due to:

•       Diesel (12% decrease), as result of:

i) lower economic activity;

        ii) higher share of diesel sales from other market players; and

        iii) decreased thermoelectric generation of the Brazilian Interconnected System (Sistema Interligado Nacional).

       These effects were partially offset by an increase in the Brazilian diesel-fuel light vehicle fleet (vans, pick-ups and SUVs).

•       Fuel oil (33% decrease): due to lower demand from thermoelectric sector in several Brazilian states;

•       Naphtha (10% decrease): due to a lower demand from petrochemical sector, mainly Braskem; and

•       Natural Gas (20% decrease): lower demand from thermoelectric sector.

(*) Not reviewed by independent auditor.

17 LPG – Liquified petroleum gas.

18 Jet fuel.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

U.S.$ million
Jan-Mar
2016	2015		4Q-2015

25,837	25,957	Adjusted cash and cash equivalents at the beginning of period [19]	26,237
(779)	(9,302)	Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,099)
25,058	16,655	Cash and cash equivalents at the beginning of period	25,138
4,428	5,739	Net cash provided by (used in) operating activities	6,577
(3,713)	(7,450)	Net cash provided by (used in) investing activities	(3,793)
(3,818)	(6,175)	Capital expenditures and investments in operating segments	(4,677)
3	180	Proceeds from disposal of assets (divestment)	512
102	(1,455)	Investments in marketable securities	372
715	(1,711)	(=) Net cash flow	2,784
(4,477)	(3,600)	Net financings	(2,953)
1,845	1,304	Proceeds from long-term financing	1,590
(6,322)	(4,904)	Repayments	(4,543)
−	−	Dividends paid to shareholders	−
37	138	Acquisition of non-controlling interest	(19)
522	(743)	Effect of exchange rate changes on cash and cash equivalents	108
21,855	10,739	Cash and cash equivalents at the end of period	25,058
771	10,515	Government bonds and time deposits with maturities of more than 3 months at the end of period	779
22,626	21,254	Adjusted cash and cash equivalents at the end of period [19]	25,837

As of March 31, 2016, the balance of cash and cash equivalents was US$ 21,855 million and the balance of adjusted cash and cash equivalents19 for the same period was US$ 22,626 million. Our principal uses of funds in the 1Q-2016 were for repayment of long-term financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of US$ 4,428 million and with proceeds from long-term financing of US$ 1,845 million. The balance of adjusted cash and cash equivalents was negatively impacted in the 1Q-2016 by foreign exchange rate variation applied on our foreign financial investments.

Net cash provided by operating activities of US$ 4,428 million was mainly generated by higher diesel and gasoline margins, lower production taxes in Brazil and crude oil and oil product imports costs, along with a higher share of domestic crude oil on feedstock processing. These effects were partially offset by lower crude oil exports prices and decreased sales volume in Brazil due to lower economic activity.

Capital expenditures and investments in operating segments were US$ 3,818 million in the 1Q-2016 (88% in E&P business segment), a 38% decrease when compared to the 1Q-2015.

Free cash flow20 was positive, amounting US$ 610 million in the 1Q-2016, for the fourth consecutive quarter.

From January to March 2016, the Company held a sale and leaseback operation with the Industrial and Commercial Bank of China (ICBC) of US$ 1 billion, and obtained proceeds from short-term financing for repayments in the period. The average maturity of outstanding debt was 7.04  years as of March 31, 2016 (7.14  years as of December 31, 2015).

Repayments of interest and principal were US$ 6,322 million in the 1Q-2016 and the nominal cash flow (cash view), including face value and interest payments, by maturity, is set out as follows:

Maturity	2016	2017	2018	2019	2020	2021 and thereafter	Balance at March 31, 2016	Balance at December 31, 2015
Principal	10,126	11,777	16,589	23,200	16,053	50,038	127,783	127,354
Interests	4,994	6,341	5,889	4,877	3,571	33,016	58,689	59,038
Total	15,120	18,118	22,478	28,077	19,624	83,054	186,472	186,392

19 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

20 Free cash flow is net cash provided by operating activities less capital expenditures and investments in operating segments.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	U.S.$ million

	03.31.2016	12.31.2015	Δ%

Current debt [21]	17,456	14,695	19
Non-current debt [22]	108,991	111,521	(2)
Total	126,447	126,216	−
Cash and cash equivalents	21,855	25,058	(13)
Government securities and time deposits (maturity of more than 3 months)	771	779	(1)
Adjusted cash and cash equivalents	22,626	25,837	(12)
Net debt [23]	103,821	100,379	3
Net debt/(net debt+shareholders' equity)	58%	60%	(2)
Total net liabilities [24]	218,787	204,684	7
Capital structure
(Net third parties capital / total net liabilities)	66%	68%	(2)
Net debt/LTM Adjusted EBITDA ratio [25]	5.03	4.41	14
Average maturity of outstanding debt (years)	7.04	7.14	(0.10)

	US$ million

	03.31.2016	12.31.2015	Δ%

Summarized information on financing
Floating rate or fixed rate
Floating rate debt	64,960	62,307	4
Fixed rate debt	61,431	63,858	(4)
Total	126,391	126,165	−

Currency
Reais	22,783	20,555	11
US Dollars	91,443	93,567	(2)
Euro	8,884	8,685	2
Other currencies	3,281	3,358	(2)
Total	126,391	126,165	−

By maturity
2016	13,171	14,683	(10)
2017	13,456	11,397	18
2018	15,014	16,091	(7)
2019	21,575	22,596	(5)
2020	15,723	15,537	1
2021 years on	47,452	45,861	3
Total	126,391	126,165	−

As of March 31, 2016, net debt in U.S. dollars was 3% higher when compared to December 31, 2015.

21 Includes finance lease obligations (Current debt: US$ 14 million on March 31, 2016 and US$12 million on December 31, 2015).

22 Includes finance lease obligations (Non-current debt: US$ 42 million on March 31, 2016 and US$ 39 million on December 31, 2015).

23 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

24 Total liabilities net of adjusted cash and cash equivalents.

25 Beginning in the period ended June 30, 2015, the Company calculated its ratios including Adjusted EBITDA by adding the last four quarters (or Last Twelve Months - LTM Adjusted EBITDA), consistently with the market best practices. The Company previously annualized its Adjusted EBITDA by multiplying the year-to-date amount by the remaining period.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated

U.S.$ million
Jan-Mar
2016	2015		4Q-2015

17,989	25,967	Sales revenues	22,147
(12,616)	(18,140)	Cost of sales	(15,160)
5,373	7,827	Gross profit	6,987
(959)	(602)	Selling expenses	(1,673)
(678)	(946)	General and administrative expenses	(729)
(293)	(343)	Exploration costs	(476)
(129)	(197)	Research and development expenses	(77)
(139)	(263)	Other taxes	(383)
(1,091)	(935)	Other income and expenses, net (*)	(14,100)
(3,289)	(3,286)		(17,438)
2,084	4,541	Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	(10,451)
227	256	Finance income	430
(1,572)	(1,289)	Finance expenses	(1,533)
(878)	(930)	Foreign exchange and inflation indexation charges	(180)
(2,223)	(1,963)	Net finance income (expense)	(1,283)
99	60	Share of earnings in equity-accounted investments	(348)
(40)	2,638	Income (loss) before income taxes	(12,082)
(57)	(1,056)	Income taxes	3,014
(97)	1,582	Net income (loss)	(9,068)
		Net income (loss) attributable to:
(318)	1,862	Shareholders of Petrobras	(9,421)
221	(280)	Non-controlling interests	353
(97)	1,582		(9,068)
		(*) Includes impairment charges of US$ 11,880 million in the 4Q-2015, US$ 75 million in the 1Q-2016 and US$ 1 million in the 1Q-2015.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	03.31.2016	12.31.2015

Current assets	41,094	43,428
Cash and cash equivalents	21,855	25,058
Marketable securities	767	780
Trade and other receivables, net	5,301	5,803
Inventories	8,176	7,441
Recoverable taxes	2,982	2,748
Assets classified as held for sale	9	152
Other current assets	2,004	1,446

Non-current assets	200,319	187,093
Long-term receivables	19,000	19,177
Trade and other receivables, net	3,889	3,669
Marketable securities	98	88
Judicial deposits	2,850	2,499
Deferred taxes	4,554	6,016
Other tax assets	3,068	2,821
Advances to suppliers	1,726	1,638
Other non-current assets	2,815	2,446
Investments	3,994	3,527
Property, plant and equipment	173,993	161,297
Intangible assets	3,332	3,092
Total assets	241,413	230,521

LIABILITIES	U.S.$ million

	03.31.2016	12.31.2015

Current liabilities	30,193	28,573
Trade payables	5,832	6,380
Current debt	17,456	14,695
Taxes payable	3,035	3,470
Employee compensation (payroll, profit-sharing and related charges)	1,369	1,302
Pension and medical benefits	763	655
Liabilities associated with assets classified as held for sale	−	125
Other current liabilities	1,738	1,946
Non-current liabilities	136,368	135,893
Non-current debt	108,991	111,521
Deferred taxes	228	232
Pension and medical benefits	13,767	12,195
Provision for decommissioning costs	10,004	9,150
Provisions for legal proceedings	2,753	2,247
Other non-current liabilities	625	548
Shareholders' equity	74,852	66,055
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(33,293)	(41,865)
Non-controlling interests	1,044	819
Total liabilities and shareholders' equity	241,413	230,521

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

Jan-Mar
2016	2015		4Q-2015

(97)	1,582	Net income (loss)	(9,068)
4,525	4,157	(+) Adjustments for:	15,645
3,235	2,974	Depreciation, depletion and amortization	3,011
2,238	2,198	Foreign exchange and inflation indexation and finance charges	2,072
(99)	(60)	Share of earnings in equity-accounted investments	348
129	(301)	Allowance for impairment of trade receivables	800
26	(141)	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	484
(361)	714	Deferred income taxes, net	(3,054)
148	201	Exploration expenditures written-off	391
75	1	Impairment	11,879
301	101	Inventory write-down to net realizable value	173
513	588	Pension and medical benefits (actuarial expense)	347
(98)	(153)	Judicial deposits	(221)
(428)	(358)	Inventories	670
917	25	Trade and other receivables, net	(460)
(965)	(795)	Trade payables	(387)
(112)	(145)	Pension and medical benefits	(199)
(568)	330	Taxes payable	(261)
(69)	(217)	Income tax and social contribution paid	(56)
(357)	(805)	Other assets and liabilities	108
4,428	5,739	(=) Net cash provided by (used in) operating activities	6,577
(3,713)	(7,450)	(-) Net cash provided by (used in) investing activities	(3,793)
(3,818)	(6,175)	Capital expenditures and investments in operating segments	(4,677)
3	180	Proceeds from disposal of assets (divestment)	512
102	(1,455)	Divestments (investments) in marketable securities	372
715	(1,711)	(=) Net cash flow	2,784
(4,440)	(3,462)	(-) Net cash provided by (used in) financing activities	(2,972)
1,845	1,304	Proceeds from long-term financing	1,590
(4,373)	(2,948)	Repayment of principal	(3,127)
(1,949)	(1,956)	Repayment of interest	(1,416)
37	138	Acquisition of non-controlling interest	(19)
522	(743)	Effect of exchange rate changes on cash and cash equivalents	108
(3,203)	(5,916)	(=) Net increase (decrease) in cash and cash equivalents in the period	(80)
25,058	16,655	Cash and cash equivalents at the beginning of period	25,138
21,855	10,739	Cash and cash equivalents at the end of period	25,058

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1Q-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales revenues	6,056	13,577	2,402	58	6,453	−	(10,557)	17,989
Intersegments	5,880	3,979	545	56	97	−	(10,557)	−
Third parties	176	9,598	1,857	2	6,356	−	−	17,989
Cost of sales	(5,329)	(10,000)	(1,934)	(63)	(5,957)	−	10,667	(12,616)
Gross profit	727	3,577	468	(5)	496	−	110	5,373
Expenses	(923)	(637)	(187)	(31)	(508)	(1,021)	18	(3,289)
Selling, general and administrative expenses	(130)	(551)	(162)	(6)	(432)	(379)	23	(1,637)
Exploration costs	(293)	−	−	−	−	−	−	(293)
Research and development expenses	(54)	(17)	(5)	(1)	−	(52)	−	(129)
Other taxes	(16)	(37)	(43)	(1)	(10)	(32)	−	(139)
Other income and expenses, net	(430)	(32)	23	(23)	(66)	(558)	(5)	(1,091)
Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	(196)	2,940	281	(36)	(12)	(1,021)	128	2,084
Net finance income (expense)	−	−	−	−	−	(2,223)	−	(2,223)
Share of earnings in equity-accounted investments	(26)	96	14	11	2	2	−	99
Income (loss) before income taxes	(222)	3,036	295	(25)	(10)	(3,242)	128	(40)
Income taxes	68	(999)	(95)	12	4	998	(45)	(57)
Net income (loss)	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)
Net income (loss) attributable to:
Shareholders of Petrobras	(154)	2,041	195	(13)	(6)	(2,464)	83	(318)
Non-controlling interests	−	(4)	5	−	−	220	−	221
	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)

 Consolidated Income Statement by Segment – 1Q-2015 26

	U.S.$ million

	E&P	RTM	GAS & POWER *	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales revenues	9,444	19,597	3,839	[54]	9,485	−	(16,452)	25,967
Intersegments	9,091	6,543	590	[52]	176	−	(16,452)	−
Third parties	353	13,054	3,249	[2]	9,309	−	−	25,967
Cost of sales	(6,987)	(15,600)	(3,230)	(57)	(8,667)	−	16,401	(18,140)
Gross profit	2,457	3,997	609	(3)	818	−	(51)	7,827
Expenses	(656)	(758)	(46)	(12)	(499)	(1,374)	[59]	(3,286)
Selling, general and administrative expenses	(164)	(601)	219	(9)	(509)	(544)	[60]	(1,548)
Exploration costs	(343)	−	−	−	−	−	−	(343)
Research and development expenses	(78)	(33)	(15)	(2)	−	(69)	−	(197)
Other taxes	(18)	(64)	(251)	−	(12)	[82]	−	(263)
Other income and expenses, net	(53)	(60)	[1]	(1)	[22]	(843)	(1)	(935)
Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	1,801	3,239	563	(15)	319	(1,374)	[8]	4,541
Net finance income (expense)	−	−	−	−	−	(1,963)	−	(1,963)
Share of earnings in equity-accounted investments	[6]	[23]	[35]	(7)	[3]	−	−	[60]
Income (loss) before income taxes	1,807	3,262	598	(22)	322	(3,337)	[8]	2,638
Income taxes	(613)	(1,101)	(192)	[6]	(108)	955	(3)	(1,056)
Net income (loss)	1,194	2,161	406	(16)	214	(2,382)	[5]	1,582
Net income (loss) attributable to:
Shareholders of Petrobras	1,191	2,160	379	(16)	214	(2,071)	[5]	1,862
Non-controlling interests	[3]	[1]	[27]	−	−	(311)	−	(280)
	1,194	2,161	406	(16)	214	(2,382)	[5]	1,582

26 For comparison purposes, the first quarter of 2015 results were adjusted to consider the relocation of the results of activities abroad, as reported in the year ended December 31, 2015, when the organizational adjustments for the transfer of management of these activities were concluded.

* For comparison purposes, net income of the 1Q-2015 includes VAT tax expense over natural gas acquisition, previously classified in Corporate segment (US$ 180 million).

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income (Expenses) by Segment – 1Q-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(507)	(9)	(8)	−	−	(1)	−	(525)
Pension and medical benefits	−	−	−	−	−	(317)	−	(317)
(Losses)/gains on legal, administrative and arbitral proceedings	(8)	(9)	(2)	−	(91)	(183)	−	(293)
Impairment	(75)	−	−	−	−	−	−	(75)
Institutional relations and cultural projects	(2)	(1)	−	−	(3)	(55)	−	(61)
Gains / (losses) on disposal/write-offs of assets	(10)	(8)	(10)	−	2	−	−	(26)
Health, safety and environment	(4)	(4)	(2)	−	−	(10)	−	(20)
Losses on fines	−	(4)	−	−	−	(10)	−	(14)
Voluntary Separation Incentive Plan - PIDV	(7)	−	6	−	1	−	−	−
Government grants	1	6	2	−	−	−	−	9
(Expenditures)/reimbursements from operations in E&P partnerships	140	−	−	−	−	−	−	140
Others	42	(3)	37	(23)	25	18	(5)	91
	(430)	(32)	23	(23)	(66)	(558)	(5)	(1,091)

 Other Income (Expenses) by Segment – 1Q-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(219)	(88)	(20)	−	−	(2)	−	(329)
Pension and medical benefits	−	−	−	−	−	(331)	−	(331)
(Losses)/gains on legal, administrative and arbitral proceedings	(17)	(30)	7	−	(3)	(248)	−	(291)
Impairment	(1)	−	−	−	−	−	−	(1)
Institutional relations and cultural projects	(7)	(6)	−	−	(7)	(113)	−	(133)
Gains / (losses) on disposal/write-offs of assets	70	66	5	−	1	(1)	−	141
Health, safety and environment	(6)	(4)	(2)	−	−	(13)	−	(25)
Losses on fines	−	(37)	−	−	−	(58)	−	(95)
Voluntary Separation Incentive Plan - PIDV	(1)	(2)	(5)	(1)	−	−	−	(9)
Government grants	2	−	−	−	−	−	−	2
(Expenditures)/reimbursements from operations in E&P partnerships	49	−	−	−	−	−	−	49
Others	76	41	16	−	31	(76)	(1)	87
	(54)	(60)	1	(1)	22	(842)	(1)	(935)

Consolidated Assets by Segment – 03.31.2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets	133,420	49,086	20,595	626	5,906	35,571	(3,791)	241,413

Current assets	4,343	9,186	2,334	55	2,617	25,989	(3,430)	41,094
Non-current assets	129,077	39,900	18,261	571	3,289	9,582	(361)	200,319
Long-term receivables	7,130	2,629	1,372	3	994	7,195	(323)	19,000
Investments	1,781	1,198	505	468	36	6	−	3,994
Property, plant and equipment	117,824	35,895	16,042	100	2,033	2,137	(38)	173,993
Operating assets	85,288	31,356	13,748	99	1,729	1,827	(38)	134,009
Assets under construction	32,536	4,539	2,294	1	304	310	−	39,984
Intangible assets	2,342	178	342	−	226	244	−	3,332

 Consolidated Assets by Segment – 12.31.2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets	123,796	45,492	19,469	482	5,271	39,455	(3,444)	230,521

Current assets	3,639	9,027	2,663	45	2,299	28,866	(3,111)	43,428
Non-current assets	120,157	36,465	16,806	437	2,972	10,589	(333)	187,093
Long-term receivables	6,467	2,384	1,358	3	859	8,398	(292)	19,177
Investments	1,807	879	456	343	34	8	−	3,527
Property, plant and equipment	109,724	33,032	14,674	91	1,868	1,949	(41)	161,297
Operating assets	79,585	28,803	12,193	81	1,581	1,485	(41)	123,687
Assets under construction	30,139	4,229	2,481	10	287	464	−	37,610
Intangible assets	2,159	170	318	−	211	234	−	3,092

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 1Q-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Net income (loss)	(154)	2,037	200	(13)	(6)	(2,244)	83	(97)
Net finance income (expense)	−	−	−	−	−	2,223	−	2,223
Income taxes	(68)	999	95	(12)	(4)	(998)	45	57
Depreciation, depletion and amortization	2,470	492	183	3	38	49	−	3,235
EBITDA	2,248	3,528	478	(22)	28	(970)	128	5,418
Share of earnings in equity-accounted investments	26	(96)	(14)	(11)	(2)	(2)	−	(99)
Impairment losses / (reversals)	75	−	−	−	−	−	−	75
Adjusted EBITDA	2,349	3,432	464	(33)	26	(972)	128	5,394

 Consolidated Adjusted EBITDA Statement by Segment – 1Q-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Net income (loss)	1,194	2,161	406	(16)	214	(2,382)	5	1,582
Net finance income (expense)	−	−	−	−	−	1,963	−	1,963
Income taxes	613	1,101	192	(6)	108	(955)	3	1,056
Depreciation, depletion and amortization	1,979	650	225	2	47	71	−	2,974
EBITDA	3,786	3,912	823	(20)	369	(1,303)	8	7,575
Share of earnings in equity-accounted investments	(6)	(23)	(35)	7	(3)	−	−	(60)
Impairment losses / (reversals)	1	−	−	−	−	−	−	1
Adjusted EBITDA	3,781	3,889	788	(13)	366	(1,303)	8	7,516

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
Jan-Mar
2016	2015	2016 x 2015 (%)		4Q-2015	1Q16 X 4Q15 (%)

(97)	1,582	(106)	Net income (loss)	(9,068)	(99)
2,223	1,963	13	Net finance income (expense)	1,283	73
57	1,056	(95)	Income taxes	(3,014)	(102)
3,235	2,974	9	Depreciation, depletion and amortization	3,011	7
5,418	7,575	(28)	EBITDA	(7,788)	(170)
(99)	(60)	65	Share of earnings in equity-accounted investments	348	(128)
75	1	7,419	Impairment losses / (reversals)	11,880	(99)
5,394	7,516	(28)	Adjusted EBITDA	4,440	21
30	29	1	Adjusted EBITDA margin (%) [27]	20	10

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its ability to pay debt, carry out investments and cover working capital needs.

27 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

Impact of our Cash Flow Hedge policy

US$ million
Jan-Mar
2016	2015	2016 x 2015 (%)		4Q-2015	1Q16 X 4Q15 (%)	4Q-2014

5,494	(10,526)	152	Total inflation indexation and foreign exchange variation	1,572	249	(10,526)
(5,630)	9,884	(157)	Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(999)	(464)	9,884
(742)	(288)	(158)	Reclassification from Shareholders’ Equity to the Statement of Income	(753)	1	(288)
(878)	(930)	6	Net Inflation indexation and foreign exchange variation	(180)	(388)	(930)

The increased reclassification of foreign exchange variation expenses from the Shareholders’ Equity to the income statement in the 1Q-2016 (US$ 742 million) compared to the 1Q-2015 (US$ 288 million) was due to occurrence of hedged transactions (exports hedged by debt denominated in U.S. dollars), with higher spread of foreign exchange rate (R$/US$) between the date the cash flow hedge relationship was designated and the date the export transactions were made. In addition, US$ 188 million were registered in income statement due to exports that are no longer expected to occur or did not occur, mainly due to the decrease in the international oil prices.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 200 million reclassification adjustment from equity to the statement of income would occur.

The expected yearly realization of the foreign exchange variation balance in shareholders’ equity, on March 31, 2016, is set out below:

	Consolidated

	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total

Expected Realization	(2,760)	(4,321)	(4,468)	(3,545)	(2,823)	(2,621)	(2,763)	(1,689)	623	(24,367)

Special Items

US$ million
Jan - Mar
2016	2015		Items of Income Statement	4Q-2015

(139)	409	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(653)
(76)	(180)	(Losses)/Gains on legal proceedings	Other income and expenses	(491)
(75)	(1)	Impairment of assets and investments	Several	(12,376)
(13)	−	State Tax Amnesty Program / PRORELIT	Several	(111)
−	−	Tax Recoverable Program - REFIS	Several	(30)
−	−	Voluntary Separation Incentive Plan – PIDV	Other income and expenses	(80)
−	162	Gains (losses) on Disposal of Assets	Other income and expenses	−
(303)	390	Total		(13,741)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(75)	(1)	Impairment		(11,880)
−	−	Share of earnings in equity-accounted investments		(496)
(75)	(1)	Impairment of assets and investments		(12,376)

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(11)	−	Tax expenses		(80)
(2)	−	Interest expenses		(31)
(13)	−	State Tax Amnesty Program / PRORELIT		(111)

Impact of the Company’s decision to adhere to the Tax Recoverable Program - REFIS on its Income Statement:

−	−	Tax expenses		(16)
−	−	Interest expenses		(14)
−	−	Tax Recoverable Program - REFIS		(30)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

Information by Business Activities Abroad

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Income Statement - 1Q-2016
Sales revenues	375	738	143	815
Intersegments	215	565	8	1
Third parties	160	173	135	814
Gross Profit	123	(30)	26	80
Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	69	(56)	21	20
Net income (loss) attributable to the shareholders of Petrobras	28	(54)	29	18
Adjusted EBITDA	193	(39)	25	29
	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Income Statement - 1Q-2015
Sales revenues	461	1,150	124	1,084
Intersegments	256	291	8	1
Third parties	205	859	116	1,083
Gross Profit	146	52	20	101
Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	137	6	14	26
Net income (loss) attributable to the shareholders of Petrobras	123	2	24	22
Adjusted EBITDA	257	19	19	36

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Total assets on March 31, 2016	8,005	1,336	429	790

Total assets on December 31, 2015	8,114	1,398	404	783

APPENDIX

RESULTS OF OPERATIONS – 1Q-2016 compared to 1Q-2015:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did in the 1Q-2016 (a 36% depreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Sales revenues of US$ 17,989 million in the 1Q-2016, a 31% decrease (US$ 7,978 million) when compared to US$ 25,967 million in the 1Q-2015. Excluding foreign exchange translation effects, sales revenues decreased by 5% when expressed in Reais, due to:

•          Decreased domestic demand for oil products (8%), reflecting lower economic activity in Brazil and decreased fuel oil and natural gas consumption for thermoelectric generation;

•          Higher domestic average oil product prices;

•          Decreased electricity generation and prices due to improved hydrological conditions;

•          Lower crude oil and oil product export prices as a result of lower international crude oil prices; and

•          A 14% increase of crude oil and oil product exports.

Cost of sales of US$ 12,616 million in the 1Q-2016, a 30% decrease (US$ 5,524 million) compared to US$ 18,140 million in the 1Q-2015. Excluding foreign exchange translation effects, cost of sales decreased by 5% when expressed in Reais, due to:

•          Lower crude oil, oil product and natural gas import costs, as well as lower production taxes in Brazil;

•          Decreased domestic demand for oil products that generated lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and

•          Higher depreciation expenses based on the unit of production method, as a result of estimated reserves decrease, partially offset by lower carry amounts of assets impacted by the impairment losses occurred in 2015.

Selling expenses were US$ 959 million in the 1Q-2016, a 59% increase (US$ 357 million) compared to US$ 602 million in the 1Q-2015. Excluding foreign exchange translation effects (36% depreciation of the Brazilian Real against the U.S. dollar), selling expenses increased by 118% in the period, mainly due to the reversal of impairment of trade receivables from companies in the isolated electricity sector in the 1Q-2015 (US$ 452 million), higher freight expenses, following the depreciation of the Brazilian Real against the U.S. dollar and the higher export volumes.

General and administrative expenses were US$ 678 million in the 1Q-2016, a 28% decrease (US$ 268 million) when compared to US$ 946 million in the 1Q-2015, mainly due to the foreign exchange translation effects (36% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, general and administrative expenses remained relatively flat when expressed in Reais, due to lower third-party service expenses, offset by higher personnel expenses reflecting an increase in the workforce compensation attributable to the 2015 Collective Bargaining Agreement.

Research and development expenses were US$ 129 million in the 1Q-2016, a 35% decrease (US$ 68 million) when compared to US$ 197 million in the 1Q-2015, mainly due to the foreign exchange translation effects (36% depreciation of the Brazilian Real against the U.S. dollar) and to decreased minimum mandatory research and development charges, following lower gross revenues of fields.

Other taxes were US$ 139 million in the 1Q-2016, a 47% decrease (US$ 124 million) compared to US$ 263 million in the 1Q-2015, mainly due to the foreign exchange translation effects (36% depreciation of the Brazilian Real against the U.S. dollar), to lower income tax expenses over foreign financing interests paid, partially offset by the Company’s decision to benefit from State Tax Amnesty Programs.

Other income and expenses, net were US$ 1,091 million in the 1Q-2016, a 17% increase (US$ 156 million) when compared to US$ 935 million in the 1Q-2015.  Excluding foreign exchange translation effects (36% depreciation of the Brazilian Real against the U.S. dollar), other income and expenses, net increased by 59% in the period, mainly due to:

•          Increased unscheduled stoppage expenses, mainly due to drilling rigs idleness (US$ 196 million); and

•          Impairment of assets, mainly of Bijupirá and Salema fields whose sales were cancelled (US$ 75 million).

Net finance expense increased by 13% to US$ 2,223 million in the 1Q-2016, from US$ 1,963 million in the 1Q-2015, as a result of:

•          Higher interest expenses due to higher debt and to the effect of the depreciation of the Brazilian Real against the U.S. dollar (US$ 247 million, net of capitalized borrowing costs);

•          Foreign exchange losses of US$ 1,162 million caused by the impact of a 4.7% depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1Q-2016 (compared to an 11.6% appreciation in the 1Q-2015); and

•          The higher reclassification of the foreign exchange losses from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting, and to a portion of future exports previously designated that was no longer expected to occur or did not occur in the 1Q-2016 (US$ 454 million).

Income taxes (corporate income tax and social contribution) were US$ 57 million in the 1Q-2016, a 95% decrease (US$ 999 million) compared to US$ 1,056 million in the 1Q-2015, mainly due to the lower taxable income before income taxes.

Loss attributable to non-controlling interests of US$ 221 million in the 1Q-2016 (positive in US$ 280 million in the 1Q-2015), mainly reflecting the impact of foreign exchange variation on debt in U.S. dollar of structured entities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.